Exhibit 99.1

ATS Announces Election Of Directors

08/11/2023

CAMBRIDGE, ON, Aug. 11, 2023 / CNW / - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) today announced that all of the nominee directors listed in the management information circular dated June 16, 2023, were elected as directors of ATS. The vote was conducted electronically at the virtual Annual and Special Meeting of Shareholders, which took place on August 10, 2023 (“Annual and Special Meeting”). The voting results based on votes cast by shareholders present online or represented by proxy at the Annual and Special Meeting are set out below:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Dave W. Cummings	84,444,003	95.75%	3,655,972	4.25%
Joanne S. Ferstman	81,627,498	94.81%	4,472,477	5.19%
Andrew P. Hider	84,887,003	98.59%	1,212,972	1.41%
Kirsten Lange	82,446,026	95.76%	3,653,949	4.24%
Michael E. Martino	80,380,372	93.36%	5,719,603	6.64%
David L. McAusland	79,647,442	92.51%	6,452,533	7.49%
Sharon C. Pel	86,079,107	99.98%	20,868	0.02%
Philip B. Whitehead	85,965,499	99.84%	134,476	0.16%

The total percentage of ATS common shares represented at the Annual Meeting was 88.37%. Final results on all matters voted upon at the Annual and Special Meeting will be filed on SEDAR+ and EDGAR.

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world’s most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added services including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, transportation, consumer products, and energy. Founded in 1978, ATS employs over 6,500 people at more than 60 manufacturing facilities and over 80 offices in North America, Europe, Asia, and Oceania. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS.

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communications ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation